14046502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL FINANCIAL SERVICES, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nate Jencks (703) 227-0546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2010 Corporate Ridge, Suite 400	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, T. Nathan Jencks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L L.C, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LIZABETH LAFLAMME
NOTARY PUBLIC
REGISTRATION # 7111137
COMMONWEALTH OF VIRGINIA
MY COMMISSION EXPIRES
JUNE 30, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC And Report of Independent Registered Public Accounting Firm

Global Financial Services, L.L.C.

December 31, 2013

Contents

Report of Independent Registered Public Accounting Firm

The Board of Managers
Global Financial Services, L.L.C.

We have audited the accompanying financial statements of Global Financial Services, L.L.C. (a Texas limited liability company) (a majority owned subsidiary of The Edelman Financial Group, Inc.) ("the Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2013, and the results of operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

GRANT Thornton LLP

McLean, Virginia
February 25, 2014

Global Financial Services, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Dollars in thousands)

Assets

Cash and cash equivalents	$	973
Receivable from clearing organization		387
Due from affiliates		55
Deposit with clearing organization		1,002
Furniture, equipment, and leasehold improvements, net		82
Other assets		327
	$	2,826

Liabilities and Members' Equity

Liabilities:		
Sales commissions and bonuses payable	$	492
Accounts payable and accrued liabilities		277
Payable to affiliates		199
State income taxes payable		32
Deferred rent		64
Total liabilities		1,064
Members' equity		1,762
	$	2,826

The accompanying notes are an integral part of this financial statement.

Global Financial Services, L.L.C.

STATEMENT OF INCOME
For the Year Ended December 31, 2013
(Dollars in thousands)

Revenue:		
Commissions	$	4,348
Principal transactions, net		8,158
Interest and dividends		608
Other income		409
Total revenue		13,523
Expenses:		
Employee compensation and benefits		8,029
Communications and data processing		1,241
Occupancy		419
Other		575
Total expenses		10,264
Net income before income taxes		3,259
State income tax benefit		(6)
Net income	$	3,265

The accompanying notes are an integral part of this financial statement.

Global Financial Services, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2013
(Dollars in thousands)

Balance, January 1, 2013	$	1,165
Net income		3,265
Distributions to members		(2,668)
Balance, December 31, 2013	$	1,762

The accompanying notes are an integral part of this financial statement.

Global Financial Services, L.L.C.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013
(Dollars in thousands)

Cash flows from operating activities:		
Net income	$	3,265
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		84
Changes in operating assets and liabilities:		
Increase in receivable from clearing organization		(81)
Increase in net payable to affiliate		57
Increase in deposit with clearing organization		(2)
Increase in other assets		(222)
Increase in sales commissions and bonuses payable		55
Increase in accounts payable and accrued liabilities		107
Increase in state income taxes payable		6
Increase in deferred rent		36
Net cash provided by operating activities		3,305
Cash flows from investing activities:		
Capital expenditures		(60)
Net cash used by investing activities		(60)
Cash flows from financing activities:		
Distributions to members		(2,668)
Net cash used by financing activities		(2,668)
Net decrease in cash and cash equivalents		577
Beginning cash and cash equivalents		396
Ending cash and cash equivalents	$	973
Supplemental disclosures:		
Cash paid for:		
Interest	$	-
Income taxes	$	26

The accompanying notes are an integral part of this financial statement.

Global Financial Services, L.L.C.

NOTES TO FINANCIAL STATEMENTS
December 31, 2013
(Dollars in thousands)

NOTE A – DESCRIPTION OF THE COMPANY AND ITS BUSINESS

Global Financial Services, L.L.C. (the "Company") is organized as a limited liability company. The duration of the Company is perpetual. Each member's liability is limited to their capital account balance. The Company is an introducing broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer, J.P. Morgan Clearing Corp., under fully disclosed clearing arrangements. The Company is also registered with the National Futures Association.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash and Cash Equivalents

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents. Demand balances with the Company's clearing broker-dealer have been classified as Cash and cash equivalents in the financial statements.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at fair value as determined by market quotations. There were no securities owned or securities sold, not yet purchased, at December 31, 2013.

4. Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

5. Revenue Recognition

Securities transactions and all related revenue and expenses are recorded on a trade date basis as securities transactions occur. Commissions are recorded on a trade date basis as securities transactions occur.

Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. Interest income is primarily comprised of the portion of interest on customer accounts earned by our clearing broker and shared with us. Dividend income is recognized on the ex-dividend date for common equity securities and on an accrual basis for preferred equity securities to the extent that such amounts are expected to be collected or realized.

6. Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the members. The financial statements reflect a liability and benefit for state income taxes for the Texas Franchise (margin) tax which is an obligation of the Company.

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied.

7. New Authoritative Accounting Guidance

In July 2013, the FASB issued guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. This guidance requires the unrecognized tax benefit to be presented in the financial statements as a reduction to a deferred tax asset. When a deferred tax asset is not available, or the asset is not intended to be used for this purpose, an entity should present the unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. The guidance will become effective for the Company in the first quarter of 2015. We do not expect the adoption of this guidance will have a material impact on our financial statements.

NOTE C – DEPOSIT WITH AND RECEIVABLE FROM CLEARING ORGANIZATION

The Company is required to maintain a deposit with its clearing broker-dealer. At December 31, 2013, the deposit was $1,002. Receivable from clearing organization represents settlements from the month of December 2013. At December 31, 2013, the receivable from clearing organization was $387. Such amounts are normally collected within ten days after month end.

(Dollars in thousands)

NOTE D – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements at December 31, 2013 consist of the following:

	Depreciable Life		Costs
Furniture and fixtures	7 yrs	$	120
Office equipment	3 - 5 yrs		218
Leasehold improvements	5 - 7 yrs		794
			1,132
Less: accumulated depreciation and amortization			(1,050)
		$	82

Depreciation and amortization expense aggregated $84 in 2013.

NOTE E – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2013, the Company had net capital of approximately $1,297 and net capital requirements of $100. The Company's ratio of aggregate indebtedness to net capital was 0.82 to 1. The SEC permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

NOTE F – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

(Dollars in thousands)

NOTE G – LEASE AND CONTRACTUAL OBLIGATIONS

The Company leases office facilities under a noncancelable operating lease expiring July 2018. The office facilities agreement requires the Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Future minimum commitments are as follows:

Year ending December 31,		
2014	$	295
2015		301
2016		307
2017		313
2018		185
Total minimum rental payments	$	1,401

Rent expense relating to office facilities was approximately $274 for the year ended December 31, 2013.

The Company is required to indemnify its clearing broker-dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified, of any potentially material indemnification loss at December 31, 2013. The Company is required to maintain certain cash or securities on deposit with the clearing broker. At December 31, 2013, cash deposits with the clearing broker organization were $1,002.

NOTE H – EMPLOYEE BENEFITS

The Company has a 401(k) retirement plan covering all employees. The Plan allows employee contributions up to the maximum allowed by law which was generally $17 for 2013. The Company makes discretionary contributions to the Plan which vest immediately. The Company's contributions to the Plan for the year ended December 31, 2013, were $40.

(Dollars in thousands)

NOTE I – STATE INCOME TAXES

The provision (benefit) for state income taxes consists of the following for the year ended December 31, 2013:

Current state income taxes	$	32
Changes in unrecognized income tax provision		(38)
	$	(6)

State income tax liabilities consist of the following at December 31, 2013:

Current state income taxes	$	32
Unrecognized income tax benefit		26
Penalties and interest		7
	$	65

It is anticipated that the amount of unrecognized tax benefits will decrease by approximately $33 during the next twelve months as a result of the expiration of a statute of limitations. Texas state tax returns are generally subject to examination over the period governed by the statute of limitations, generally four years from the date of filing.

NOTE J – CONCENTRATIONS AND FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company's customer base consists of individuals and entities located mostly outside of the United States. Deposits with and receivables from the clearing organization are with the Company's clearing broker-dealer which is located in New York, New York.

Cash and cash equivalents include demand deposits with the Company's clearing broker-dealer which are not insured.

The Company is subject to credit risk to the extent that its deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250. Management does not consider this risk to be significant.

NOTE K – MEMBERSHIP INTERESTS

The Company has 1,000 common units and 100 special units of membership interests authorized, issued and outstanding.

(Dollars in thousands)

NOTE L – RELATED PARTY TRANSACTIONS

The Company is affiliated with an entity registered under the Investment Advisers Act of 1940 to conduct investment advisory services. The affiliate bears its direct costs; however, none of the Company's overhead expenses are charged to the affiliate. Amounts due of $55 from such affiliate are included in Receivable from affiliates in the accompanying Statement of Financial Condition. Such amounts are non-interest bearing and are due on demand.

The Company is also a member of a group of affiliated operating companies. These affiliates may make certain payments on the Company's behalf for general operating purposes. These amounts are reimbursed by the Company in cash on a periodic basis. Amounts owed to these affiliates of $199 are included in Payable to affiliates in the accompanying Statement of Financial Condition.

NOTE M – RESERVE REQUIREMENTS

As of December 31, 2013, the Company was not subject to the reserve requirements under Rule 15c-3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through J.P. Morgan Clearing Corp. on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

NOTE N – SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2014, the date these financial statements were issued, and is not aware of any events which would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

Global Financial Services, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2013
(Dollars in thousands)

Total ownership equity qualified for net capital		$ 1,762
Deductions and/or charges		
Non-allowable assets:		
Receivable from affiliates, net	55	
Furniture, equipment, and leasehold improvements, net	82	
Other assets	327	464
Net capital before haircuts on securities positions		1,298
Haircuts on securities positions		1
Net capital		$ 1,297

Aggregate Indebtedness

Items included in statement of financial condition	
Commissions payable	$ 492
Accounts payable and accrued expenses	476
State income taxes payable	32
Deferred rent	64
Total aggregate indebtedness	$ 1,064

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 71
Minimum dollar net capital requirement of reporting broker or dealer	$ 100
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 100
Net capital in excess of minimum required	$ 1,197
Excess net capital at 1000%	$ 1,191
Ratio: Aggregate indebtedness to net capital	0.82 to 1

Reconciliation with the Company's computation:

There are no material differences between the above computation of net capital and the corresponding computation of net capital as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2013.

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Managers
Global Financial Services, L.L.C.

In planning and performing our audit of the financial statements of Global Financial Services, L.L.C. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(l) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists in internal control when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

McLean, Virginia
February 25, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **12/31/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. *Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:*

046866 FINRA DEC
GLOBAL FINANCIAL SERVICES LLC 17*17
1330 POST OAK BLVD STE 2100
HOUSTON TX 77056-3100

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 30,521

B. Less payment made with SIPC-6 filed (**exclude interest**) (15,356)

7/29/2013
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 15,165

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 15,165

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 15,165

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Global Financial Services, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 25th day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2013**
and ending **12/31/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 13,522,654
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	846,401
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	225,005
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 243,042	
Enter the greater of line (i) or (ii)	243,042
Total deductions	1,314,448
2d. SIPC Net Operating Revenues	$ 12,208,206
2e. General Assessment @ .0025	$ 30,521
	(to page 1, line 2.A.)

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2010 Corporate Ridge, Suite 400
McLean, VA 22102-7838

T 703.847.7500
F 703 848.9580
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Global Financial Services, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Global Financial Services, L.L.C. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement records, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with the Company's supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related Company's schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

GRANT THORNTON LLP

McLean, Virginia
February 25, 2014